EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited - expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	March 31, 2020	December 31, 2019

Assets
Current Assets
Cash and cash equivalents		21,157	45,337
Restricted cash		5,332	15,827
Accounts receivable	3	28,591	27,638
Biological assets	4	13,808	14,309
Inventory	5	67,588	59,942
Prepaid expenses and deposits		8,578	9,564
		145,054	172,617
Non-current assets
Property, plant and equipment	6	278,891	281,984
Intangible assets	7	43,719	43,995
Goodwill	8	11,727	11,440
Total assets		479,391	510,036

Liabilities
Current liabilities
Accounts payable and accrued liabilities		73,213	58,110
Current portion of long-term debt	9,15	169,785	177,913
Current portion of lease obligations		608	722
Contingent consideration	10	35,251	32,501
		278,857	269,246
Non-current liabilities
Lease obligations		16,561	16,227
Deferred tax liability		3,219	3,365
Total liabilities		298,637	288,838

Shareholders’ equity
Share capital	11(b)	510,314	509,654
Warrants	11(c)	27,831	27,831
Contributed surplus		31,378	30,192
Contingent consideration		2,279	2,279
Accumulated deficit		(404,233)	(360,338)
Accumulated other comprehensive income		8,559	6,866
Total shareholders’ equity		176,128	216,484
Non-controlling interest		4,626	4,714
Total liabilities and shareholders’ equity		479,391	510,036

Going concern (note 1)

Commitments (note 19)

Subsequent events (notes 20)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2020	2019
Gross revenue	13	25,621	1,691
Excise taxes		2,584	192
Net revenue		23,037	1,499
Cost of sales	5	20,489	778
Inventory obsolescence and impairment	5	7,715	—
Gross margin before fair value adjustments		(5,167)	721
Change in fair value of biological assets		7,083	692
Change in fair value realized through inventory	5	(9,692)	80
Gross margin		(7,776)	1,493

General and administrative		14,393	4,991
Sales and marketing		2,280	1,212
Research and development		307	95
Depreciation and amortization	6,7	2,247	120
Foreign exchange loss (gain)		170	(269)
Share-based compensation	12	1,236	12,708
Restructuring costs		2,719	—
Asset impairment	6	5,659	162
Loss from operations		(36,787)	(17,526)

Transaction costs		(1,101)	—
Finance costs		(6,174)	(2,785)
Gain on disposition of PP&E		610	—
Change in fair value of contingent consideration		(761)	—
Loss before income tax		(44,213)	(20,311)
Income tax recovery		230	3,609
Net loss		(43,983)	(16,702)

Gain on currency translation of foreign operations		1,693	—
Comprehensive loss		(42,290)	(16,702)

Net loss attributable to:
Sundial Growers Inc.		(43,895)	(16,702)
Non-controlling interest		(88)	—

Comprehensive loss attributable to:
Sundial Growers Inc.		(42,202)	(16,702)
Non-controlling interest		(88)	—

Net loss per common share
Basic and diluted	14	$(0.41)	$(0.24)

Segment information (note 17)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	—	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	—	(43,895)	—	(88)	(43,983)
Other comprehensive income		—	—	—	—	—	—	1,693	—	1,693
Share issuances	11(b)	610	—	—	—	—	—	—	—	610
Share-based compensation	12	50	—	1,186	—	—	—	—	—	1,236
Balance at March 31, 2020		510,314	27,831	31,378	—	2,279	(404,233)	8,559	4,626	180,754

Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(16,702)	—	—	(16,702)
Share issuances	11(b)	451	—	—	—	—	—	—	—	451
Share issuance costs	11(b)	(1)	—	—	—	—	—	—	—	(1)
Business acquisitions		2,601	—	—	—	2,279	—	—	4,879	9,759
Warrants exercised	11(c)	9,867	(1,568)	—	—	—	—	—	—	8,299
Share-based compensation	12	83	—	12,625	—	—	—	—	—	12,708
Employee warrants exercised	12	6,095	—	(5,095)	—	—	—	—	—	1,000
Balance at March 31, 2019		84,229	1,540	17,023	3,232	2,279	(105,576)	—	4,879	7,606

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended March 31
	Note	2020	2019
Cash provided by (used in):
Operating activities
Net loss for the period		(43,983)	(16,702)
Items not involving cash:
Income tax recovery		(230)	(3,609)
Change in fair value of biological assets		(7,083)	(692)
Share-based compensation	12	1,236	12,708
Depreciation and amortization	6,7	4,513	1,012
Gain on disposition of property, plant and equipment		(610)	—
Inventory obsolescence and impairment	5	7,715	—
Finance costs		2,107	1,086
Change in fair value of contingent consideration		1,371	—
Unrealized foreign exchange gain		(45)	(133)
Asset impairment	6	5,659	162
Change in non-cash working capital		15,755	(12,634)
Net cash used in operating activities		(13,595)	(18,802)
Investing activities
Additions to property, plant and equipment	6	(5,441)	(30,600)
Proceeds from disposal of PP&E	6	2,100	—
Change in non-cash working capital		(8,061)	8,453
Net cash used in investing activities		(11,402)	(22,147)
Financing activities
Restricted cash		10,495	—
Repayment of Syndicated Credit Agreement	9(a)	(10,000)	—
Payments on lease obligations		(377)	(9)
Proceeds from other debt instruments		—	21,468
Proceeds from Credit Facilities		—	9,265
Proceeds from exercise of warrants	11(c)	—	8,299
Proceeds from exercise of employee warrants	12	—	1,000
Proceeds from issuance of shares, net of costs	11(b)	—	450
Change in non-cash working capital		(207)	(640)
Net cash (used in) provided by financing activities		(89)	39,833
Impact of foreign currency translation		906	—
Change in cash and cash equivalents		(24,180)	(1,116)
Cash and cash equivalents, beginning of year		45,337	14,121
Cash and cash equivalents, end of period		21,157	13,005

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 200, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada and the production, distribution and sale of ornamental flowers and herbs in the United Kingdom. The segment of the Company that produces, distributes, and sells ornamental flowers in the United Kingdom is referred to collectively as “Bridge Farm”. The production, distribution and sale of cannabis was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going concern assumption

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is an early-stage company, has accumulated significant losses and is in non-compliance with its loan covenants (note 9a) as at December 31, 2019 and March 31, 2020. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flows from operating activities.

The Company has a Producer’s License at each of its two Canadian facilities, a license to sell live plants to other licensed producers and its standard processing and sales license from Health Canada. The Company has maintained compliance with all Health Canada’s requirements under these licenses.

The ability of the Company to continue as a going concern depends on Health Canada maintaining such licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders amended the terms of the waiver by extending the date required to enter into a definite purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as a current liability on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement debt covenants as at June 30, 2020 and September 30, 2020.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the former owners of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The Company expects to report a loss on disposition of Bridge Farm of $30 to $40 million upon closing.

The Bridge Farm Disposition is subject to standard closing conditions and is further conditioned on Sundial restructuring the remaining $70 million under its Term Debt Facility and entering into a new syndicated credit agreement with the Company’s senior lenders on or before June 1, 2020. Any failure or delay in completing the Bridge Farm Disposition or Term Debt Facility restructuring will likely result in the acceleration of the Company’s outstanding debt and would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern.

The Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements with respect to these recent developments. Any failure or delay in completing these amendments would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

These events, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended December 31, 2019. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The condensed consolidated interim financial statements have been prepared on a going concern basis (note 1), based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

These consolidated financial statements were approved and authorized for issue by the Board of Directors (“Board”) on May 15, 2020.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Subsidiaries incorporated in the jurisdiction of England and Wales use the Great Britain Pound as its functional currency. Sundial Deutschland GmbH

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

and Sundial Portugal, Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in Other Comprehensive Income.

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
2082033 Alberta Ltd.	Alberta, Canada	100%
SGI Managing Partner Inc.	Alberta, Canada	100%
SGI Partnership	Alberta, Canada	99.99%
Sundial UK Limited	England and Wales	100%
Project Seed Topco	England and Wales	100%
Project Seed Bidco	England and Wales	100%
Bridge Farm Nurseries Limited	England and Wales	100%
Neame Lea Nursery Limited	England and Wales	100%
Neame Lea Marketing Limited	England and Wales	100%
Neame Lea Fresh Limited	England and Wales	100%
Zyon UK Flowers and Plants Limited	England and Wales	100%

3.	Accounts receivable
As at	March 31, 2020	December 31, 2019
Trade receivables	25,661	24,684
Other receivables	2,930	2,954
	28,591	27,638

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has evaluated the potential impact of COVID-19 on the collection of its trade receivables and concluded that it does not currently have a material impact. Refer to note 15 for credit risk disclosures.

4.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested, and a variety of flowers in various stages of growth. The change in carrying value of biological assets are as follows:

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

As at	March 31, 2020	December 31, 2019
Balance, beginning of year	14,309	876
Increase in biological assets due to capitalized costs	14,536	62,331
Net change in fair value of biological assets	7,083	30,726
Transferred to inventory upon harvest	(22,231)	(80,991)
Acquisitions	—	1,288
Foreign currency translation	111	79
Balance, end of period	13,808	14,309

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

Cannabis plants – Canada

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		March 31 2020	December 31 2019	March 31 2020	December 31 2019
Yield per square foot of growing space (1)	Grams	41	47	805	1,183
Average net selling price (2)	$/gram	5.50	5.47	2,518	3,021
After harvest cost to complete and sell	$/gram	2.00	2.34	911	267
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2020, it is estimated that the Company’s biological assets will yield approximately 7,334 kilograms (December 31, 2019 - 10,455 kilograms) of dry cannabis when harvested. During the three months ended March 31, 2020, the Company harvested 10,254 kilograms of dry cannabis (three months ended March 31, 2019 – 1,896 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Ornamental flowers – United Kingdom

Due to the large variety of plants produced by the Company, it is not possible to determine the costs to sell for each product line due to mixed trolleys being delivered to customers each day and, therefore, an average has been applied across all plants based on a post-wastage gross margin.

The fair value measurements for biological assets have been categorized as Level 2 fair values based on inputs from the international flower market and applied to all unharvested plants at each period end.

5.	Inventory
As at	March 31, 2020	December 31, 2019
Harvested cannabis	58,827	50,403
Cannabis supplies and consumables	7,873	8,808
Ornamental flowers, supplies and consumables	888	731
	67,588	59,942

At March 31, 2020, the Company held 12,081 kilograms of harvested cannabis (December 31, 2019 – 8,380 kilograms) in inventory. During the three months ended March 31, 2020, inventories of $20.5 million were recognized as an expense

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(three months ended March 31, 2019 - $0.8 million). Included in inventories expensed for the three months ended March 31, 2020 is an excess and obsolete inventory provision of $7.7 million. Included in change in fair value realized through inventory is the fair value component of the excess and obsolete inventory provision of $6.7 million.

6.	Property, plant and equipment
	Land and buildings	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609
Additions	(39)	256	811	—	4,413	5,441
Transfers from CIP	358	(160)	320	—	(518)	—
Dispositions	(499)	—	—	—	(991)	(1,490)
Foreign currency translation	411	544	7	364	985	2,311
Balance at March 31, 2020	26,837	167,082	25,159	16,873	61,920	297,871

Accumulated amortization
Balance at December 31, 2019	3	5,400	3,697	363	162	9,625
Depreciation	383	1,829	1,098	312	—	3,622
Impairment	—	—	—	—	5,659	5,659
Foreign currency translation	9	59	1	5	—	74
Balance at March 31, 2020	395	7,288	4,796	680	5,821	18,980

Net book value
Balance at December 31, 2019	26,603	161,042	20,324	16,146	57,869	281,984
Balance at March 31, 2020	26,442	159,794	20,363	16,193	56,099	278,891

During the three months ended March 31, 2020, no salaries and benefits were capitalized. During the three months ended March 31, 2019 – $0.2 million in salaries and benefits was capitalized, including $0.1 million associated with construction in progress. In addition, no interest associated with construction in progress was capitalized during the three months ended March 31, 2020 (three months ended March 31, 2019 – $1.1 million). Construction in progress relates to the construction of production facilities.

During the three months ended March 31, 2020, the Company signed a purchase and sale agreement to sell certain non-core assets within the Cannabis segment, consisting of land, building and equipment, located in Kamloops, British Columbia, for gross cash proceeds of $2.1 million. The sale closed on March 27, 2020.

The Company has determined that indictors of impairment existed at March 31, 2020 with respect to the Company’s B.C. cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress and was within the Cannabis segment. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal. As at March 31, 2020, an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

Due to the slower than expected cannabis retail store growth, which has been further impacted by retail store closures as a result of the COVID-19 pandemic, the Company has curtailed the number of flowering rooms being used for cultivation at its Olds facility. In light of these circumstances, the Company has determined that indictors of impairment existed at March 31, 2020. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets, and as a result, there was no impairment recognized.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

7.	Intangible assets
	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at December 31, 2019	8,386	13,551	19,578	4,301	45,816
Foreign currency translation	78	—	491	95	664
Balance at March 31, 2020	8,464	13,551	20,069	4,396	46,480

Accumulated amortization
Balance at December 31, 2019	131	—	976	714	1,821
Depreciation	139	169	488	95	891
Foreign currency translation	5	—	36	8	49
Balance at March 31, 2020	275	169	1,500	817	2,761

Net book value
Balance at December 31, 2019	8,255	13,551	18,602	3,587	43,995
Balance at March 31, 2020	8,189	13,382	18,569	3,579	43,719

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and intellectual property acquired as part of the Bridge Farm acquisition with a useful life of 15 years.

Patents consist of intellectual property acquired through the acquisition of Pathway Rx Inc. consisting of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years.

Customer relationships consist of intellectual property acquired through the acquisition of Bridge Farm with a useful life of 10 years.

Other intangible assets consist of non-compete clauses and energy credits acquired through the acquisition of Bridge Farm with useful lives of 3 to 20 years.

8.	Goodwill
Cost
Balance at December 31, 2019	111,185
Foreign currency translation	2,784
Balance at March 31, 2020	113,969

Accumulated amortization and impairment
Balance at December 31, 2019	99,745
Foreign currency translation	2,497
Balance at March 31, 2020	102,242

Net book value
Balance at December 31, 2019	11,440
Balance at March 31, 2020	11,727

At March 31, 2020, Goodwill was comprised of the goodwill in the Bridge Farm nursery business (flowers, plants and herbs).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Debt
	Interest rate	Maturity	Principal	March 31 2020	December 31 2019
Syndicated Credit Agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	84,000	73,059	82,910
Operating facility	Prime + 2.5%	Aug 27, 2021	6,000	—	—
Term Debt Facility (b)
First tranche	9.75%	Jul 27, 2023	115,000	96,726	95,003
				169,785	177,913

Current portion				169,785	177,913
Long term				—	—

(a)	Syndicated Credit Agreement
As at	March 31, 2020	December 31, 2019
Principal value of debt	74,000	84,000
Transaction costs	(1,332)	(1,313)
Accretion	391	223
	73,059	82,910

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it will (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility that sets out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders amended the terms of the waiver by extending the date required to enter into a definite purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

At March 31, 2020, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(ii)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as a current liability on the Company’s statement of financial position. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement debt covenants as at June 30, 2020 and September 30, 2020.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default.

On May 15, 2020, the Company entered into an agreement with the Bridge Farm Purchaser to sell all of the outstanding shares of Bridge Farm to the Bridge Farm Purchaser in exchange for (i) the assumption by the Bridge

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the former owners of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”).

The Bridge Farm Disposition is subject to standard closing conditions and is further conditioned on Sundial restructuring the remaining $70 million under its Term Debt Facility and entering into a new syndicated credit agreement with the Company’s senior lenders on or before June 1, 2020. Any failure or delay in completing the Bridge Farm Disposition or Term Debt Facility restructuring will likely result in the acceleration of the Company’s outstanding debt and would have a significant negative impact on the Company’s liquidity and further impact the Company’s ability to operate as a going concern.

The Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements with respect to these recent developments.

(b)	Term Debt Facility
As at	March 31, 2020	December 31, 2019
Principal value of debt	115,000	115,000
Transaction costs	(9,461)	(9,461)
Accretion	5,120	3,397
Fair value assigned to warrants, at issuance	(13,933)	(13,933)
	96,726	95,003

The Company is subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility is greater than $75 million, as follows:

(i)

The Company must maintain, at all times, 60% of the square footage of the existing facilities in the United Kingdom dedicated to plant production and inventory and shall achieve a minimum 20% gross margin for the quarter ending March 31, 2020 on said plant business;

(ii)

The Company’s United Kingdom leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its United Kingdom operations. The United Kingdom leverage ratio shall not exceed:

•

11.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	9.0 to 1.0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.
(iii)

The Company’s consolidated leverage ratio is defined as the ratio of outstanding amounts under the Term Debt Facility to annualized bank EBITDA related to its consolidated operations. The consolidated leverage ratio shall not exceed:

•

6.0 to 1.00, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2020 and each financial quarter thereafter until and including March 31, 2021; and

•	4.5 to 1:0, calculated at the end of each financial quarter for the four financial quarters then ended, commencing for the financial quarter ending June 30, 2021 and each financial quarter thereafter.

As at March 31, 2020, the Company was in compliance with all financial covenants under the Term Debt Facility. At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility was classified as a current liability on the Company’s statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it will (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm. Failure to execute any of these transactions will constitute an event of default.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company continues to be in active dialogue with its lenders in connection with finalizing amendments to its loan agreements.

10.	Contingent consideration
March 31, 2020
Balance, beginning of year	32,501
Change in fair value recognized in profit and loss	761
Unrealized foreign exchange loss	1,724
Foreign currency translation	265
Balance, end of period	35,251

Contingent consideration is comprised of the fair value of the incremental shares potentially issuable on the one year anniversary of the closing date of July 2, 2020, in connection with the acquisition of Bridge Farm and the fair value of earn-out payments owed to the sellers of Bridge Farm, described below.

At March 31, 2020, the fair value of the incremental shares was $35.0 million and the fair value of the earn out shares was $0.3 million.

At December 31, 2019, the earn-out payment terms for the sellers of Bridge Farm were comprised of the following terms:

(i)	Common shares of 320,000 earned upon the commissioning of the woodfired boilers at Clay Lake Phase 2 with confirmation that grant funding would be secured;
(ii)	Common shares of 320,000 earned upon completion of the Clay Lake Phase 2 facility before March 31, 2020;
(iii)	Common shares of 320,000 earned upon completing a budget for Clay Lake Phase 3;
(iv)	Common shares of 320,000 earned upon the passage of 18 months from the amendment date of October 10, 2019.

During the three months ended March 31, 2020, terms (i) and (ii) were not completed by their respective deadlines and no common shares were issued. Term (iii) was completed and common shares of 158,022 were issued upon completion of a budget for Clay Lake Phase 3. The number of shares issued were adjusted based on a prescribed formula including non-controlling interest and employment withholding deductions. As at March 31, 2020, term (iv) is the only term outstanding.

On May 15, 2020, the Bridge Farm Purchaser agreed to assume the contingent consideration obligations as part of the consideration for the sale of the outstanding shares of Bridge Farm (see notes 1 & 9).

11.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)	Issued and outstanding
		March 31, 2020		December 31, 2019
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		107,180,423	509,654	68,648,984	65,133
Initial public offering		—	—	11,000,000	189,518
Shares issued for assets		—	—	797,952	6,537
Share issuances	10	158,022	610	394,926	2,323
Shares issued to related parties		—	—	3,730,963	63,460
Share issuance costs		—	—	—	(12,770)
Business acquisitions		—	—	2,696,800	39,849
Convertible debt - conversions		—	—	13,108,676	113,526
Warrants exercised		—	—	4,551,082	21,882
Shares issued for services		—	—	164,080	2,320
RSUs exercised	12(c)	14,656	50	57,960	195
Employee warrants exercised		—	—	2,029,000	17,681
Balance, end of period		107,353,101	510,314	107,180,423	509,654

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2019 and March 31, 2020	6,165,324	27,831

The following table summarizes outstanding warrants as at March 31, 2020:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
Convertible notes (USD)	USD 3.75	444,888	0.6
Convertible notes (CAD)	4.38	2,787,546	0.5
Acquisition of financial obligation	15.94	480,000	2.3
Term debt financing (60%)	20.76	1,495,665	2.4
Term debt financing (40%)	21.63	957,225	2.4
	11.97	6,165,324	1.4

12.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended March 31
	2020	2019
Simple warrants (a)	694	1,660
Performance warrants (a)	(42)	10,965
Stock options (b)	160	—
Restricted share units (c)	262	—
Deferred share units (c)	162	—
Shares issued for services	—	83
	1,236	12,708
a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and expire five years after the grant date.

The following table summarizes changes in the simple and performance warrants during the three months ended March 31, 2020:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66
Forfeited	(1,328,000)	5.53	(246,667)	9.67
Balance at March 31, 2020	8,487,000	$3.77	5,552,155	$2.34

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at March 31, 2020:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	3,699,000	0.68	5.85	3,635,000	0.68	5.81
$1.25 - $1.88	560,000	1.50	9.93	560,000	1.50	9.93
$2.97 - $4.53	1,120,000	3.20	5.88	871,200	3.12	5.34
$6.25 - $9.38	2,681,600	6.36	5.79	332,800	6.37	5.80
$12.50 - $37.50	426,400	18.72	9.88	16,000	18.13	11.18
	8,487,000	$3.77	6.31	5,415,000	$1.56	6.18
Performance warrants
$0.63 - $0.94	3,700,690	0.64	n/a	3,546,022	0.64	n/a
$1.25 - $1.88	606,933	1.52	n/a	381,334	1.48	n/a
$2.97 - $4.53	741,333	3.10	n/a	490,666	3.08	n/a
$6.25 - $9.38	266,933	7.04	n/a	38,400	6.25	n/a
$12.50 - $37.50	236,266	23.37	n/a	—	—	n/a
	5,552,155	$2.34	n/a	4,456,422	$1.02	n/a

During the three months ended March 31, 2020, the Company did not grant any simple or performance warrants (three months ended March 31, 2019 – 1,248,000 simple warrants granted with an average exercise price of $7.13 and 528,000 performance warrants granted with an average exercise price of $3.59).

During the three months ended March 31, 2020, nil simple warrants were exercised (three months ended March 31, 2019 – nil) and nil performance warrants were exercised (three months ended March 31, 2019 – 1,600,000 performance warrants were exercised at a weighted average price of $0.63).

b)	Stock options

The Company issues stock options to employees, directors and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in the stock options during the three months ended March 31, 2020:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2019	623,850	$4.33
Forfeited	(37,000)	3.12
Cancelled	(250,000)	5.86
Balance at March 31, 2020	336,850	$3.12

The following table summarizes outstanding stock options as at March 31, 2020:

	Stock options outstanding			Stock options exercisable
Exercise prices	Number of options	Weighted average exercise price	Weighted average contractual life (years)	Number of options	Weighted average exercise price	Weighted average contractual life (years)
$3.12	336,850	$3.12	8.76	22,500	$3.12	4.73

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors and generally vest in equal quarterly instalments over a one year. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in the RSUs and DSUs for the three months ended March 31, 2020:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2019	48,883	367,924
Granted	1,015,960	32,532
Forfeited	(4,244)	(277,632)
Exercised	(14,656)	—
Balance at March 31, 2020	1,045,943	122,824

13.	Revenue

The Company’s revenue is solely from contracts with customers and is comprised of revenue from the sale of cannabis and ornamental flowers. Cannabis revenue is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers. Ornamental flower revenue is comprised of sales of ornamental flowers and herbs to customers.

	Three months ended March 31
	2020	2019
Cannabis revenue
Provincial boards	10,200	745
Medical	16	1
Licensed producers	6,374	945
Cannabis revenue	16,590	1,691
Ornamental flower revenue	9,031	—
Gross revenue	25,621	1,691
(1)

The Company had 3 major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $12.0 million for the three months ended March 31, 2020 (three months ended March 31, 2019 – 3 customers with total sales of $1.7 million).

(2)

Cannabis revenue recognized during the three months ended March 31, 2020 and 2019 is attributed to Canada and Ornamental flower revenue for the three months ended March 31, 2020 is attributed to the United Kingdom.

14.	Loss per share
	Three months ended March 31
	2020	2019
Net loss	(43,983)	(16,702)

Weighted average shares outstanding (000s)
Basic and dilutive (1)	107,320	69,501
Loss per share – basic and dilutive	$(0.41)	$(0.24)
(1)

For the three months ended March 31, 2020, there were 6.2 million warrants exercisable, 5.4 million simple warrants exercisable and 4.5 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (three months ended March 31, 2019 – 2.1 million warrants, 2.3 million simple warrants and 2.0 million performance warrants).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

15.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and contingent consideration.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments.

Fair value measurements of long-term debt and contingent consideration are as follows:

		Fair value measurements using
March 31, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	169,785	—	169,785	—
Contingent consideration	35,251	—	—	35,251

		Fair value measurements using
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	177,913	—	177,913	—
Contingent consideration	32,501	—	—	32,501

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

As at March 31, 2020, the Company did not have any financial instruments measured at Level 1 fair value.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The fair value of long-term debt approximates it carrying value as it bears a floating rate of interest (Syndicated Credit Agreement) and interest at a fixed rate of 9.75% which approximates a market rate for comparable transactions (Term Debt Facility).

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Contingent consideration classified as liabilities as part of the consideration paid for Bridge Farm is a Level 3 financial liability that is re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations include expected future share price, discount rate and various probability factors. The settlement of contingent consideration could differ from current estimated based on the actual results of these financial measures.

At March 31, 2020, a US$0.50 change in the expected future share price would change the earn out share portion of the contingent consideration by approximately $1.0 million and would change the additional share portion of the contingent consideration by approximately $1.9 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

b)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	March 31, 2020	December 31, 2019
Impairment loss (reversal) on trade receivables	(451)	582
Impairment loss on other receivables	—	170
	(451)	752

The movement in the allowance for impairment in respect of accounts receivable during the period was as follows:

	March 31, 2020	December 31, 2019
Balance, beginning of year	752	—
Amounts written off	—	—
Net remeasurement of impairment loss allowance	(451)	752
Balance, end of period	301	752

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings.

16.	Related party transactions
a)	Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change in control of the Company or sale of the Company. As at March 31, 2020, $0.2 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Three months ended March 31 2020	Three months ended March 31 2019	March 31 2020	December 31 2019
Marketing, brand research and development (a)	945	799	(977)	(265)
Legal services (b)	279	800	(359)	(397)
	1,224	1,599	(1,336)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors is a partner at a law firm which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to between related parties.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

17.	Segment information

The Company’s reportable segments are based on geographic location and nature of the underlying operations. The Cannabis segment is located in Canada and the Ornamental Flowers segment is located in the United Kingdom. Cannabis operations includes legal cultivation and distribution of cannabis products under federally regulated licenses issued by Health Canada. The ornamental flower business represents the legacy operations of Bridge Farm that were included in the acquisition and capital expansion activities. The Corporate segment includes all corporate activities and items not allocated to reportable operating segments. For the three months ended March 31, 2019, there was only one segment. The Ornamental Flower segment arose from the acquisition of Bridge Farm during the third quarter of 2019.

As at March 31, 2020	Cannabis	Ornamental Flowers	Corporate	Total

Total assets	334,288	145,103	—	479,391
Total liabilities	227,068	71,569	—	298,637
Capital expenditures	1,676	3,765	—	5,441

Three months ended March 31, 2020

Net revenue	14,006	9,031	—	23,037
Loss before tax	(36,362)	(5,823)	(2,028)	(44,213)

18.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these condensed consolidated interim financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.
19.	Commitments and contingencies
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2020 of $1.5 million (December 31, 2019 - $1.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

20.	Subsequent events
a)	COVID-19

The global impact of COVID-19 has resulted in significant declines in global stock markets and has contributed to a great deal of uncertainty as to the health of the global economy over the next 12 to 18 months. The Company has implemented several new pandemic-related procedures and protocols at both the Canadian and United Kingdom facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The impact of COVID-19 is likely to have a negative impact on the Company’s ability to raise financing in the near future or on terms favourable to the Company (see Note 1). The potential impact that COVID-19 will have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.

b)	Nasdaq listing requirements non-compliance

On May 12, 2020, the Company was notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of the Company’s common shares for the last 30 consecutive business days from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rule 5450(a)(1) required for continued listing on Nasdaq (the “Minimum Bid Requirement”).

Pursuant to the Nasdaq Listing Rules, the Company has been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. Additionally, due to the ongoing volatility in the world financial markets, Nasdaq has determined to toll the compliance period for the Minimum Bid Requirement through June 30, 2020 and will reinstate the compliance period on July 1, 2020. As a result, the Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement. If at any time prior to December 28, 2020 the closing bid price of the Company’s common stock is at least $1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

Additionally, if the Company does not regain compliance with the Minimum Bid Requirement by December 28, 2020, the Company may be eligible for an additional period of 180 days during which to achieve compliance, provided that the Company otherwise meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq other than the Minimum Bid Requirement, and provides written notice to Nasdaq of the Company’s intention to remedy the non-compliance during this second compliance period, by effecting a reverse stock split if necessary. Nasdaq has the right not to grant the additional cure period if it appears to it that the Company will not be able to cure the deficiency or is not otherwise eligible.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.